SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

New Investor Relations Executive Manager

(Rio de Janeiro, August 27, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that, from now on, Mr. Theodore M. Helms will be the interim Executive Manager of Investor Relations, replacing Mr. Raul Campos who leaved the company, on August 24, for personal reasons.

Mr. Helms has a long and varied career in finance and investor relations in Latin America. He graduated from Columbia College in the City of New York in 1981 with a degree in Philosophy/Economics. Following graduation, he worked for Manufacturers Hanover Trust Co. (now merged with JP Morgan) from 1981 to 1991, as an international banking officer for the Caribbean and Andean regions. His tenure at the bank, included Representative positions in Peru and Venezuela.

Mr. Helms worked in the New York office of Petroleos de Venezuela S.A. (PDVSA) from 1991 to 1999, where he assisted the company in contracting corporate and project finance debt to support the company´s significant expansion plan throughout the decade.

He joined Petrobras in 1999 as the General Manager of the New York office of Petrobras, where he has been involved in a wide range of finance related activities to support the company´s growth. He has actively participated in Petrobras´s efforts to access the international debt and equity capital markets, including working with the ratings agencies to obtain an investment grade rating for Petrobras.

With his background, experience in the company, and knowledge of the shareholder base, Mr. Helms will follow the efforts of his predecessors to continually improve the transparency of Petrobras and its communication with investors, and to initiate new projects that will deepen and improve relations with all of its shareholders, both individuals and institutions, in Brazil and abroad.

   www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.